Mail Stop 4561
      January 30, 2006

Mr. William L Sklar
Chief Financial Officer
PaperFree Medical Solutions, Inc.
121 West Sycamore St.
Kokomo, Indiana 46901

	Re:	PaperFree Medical Solutions, Inc.
		Form 10-KSB for the Fiscal Year Ended February 28, 2005 Forms 10-KSB/A for the Fiscal Year Ended February 28, 2005
		Form 10-QSB for the Fiscal Quarter Ended May 31, 2005 Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005 Form 10-QSB for the Fiscal Quarter Ended August 31, 2005 File No. 333-86706


Dear Mr. Sklar:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the Fiscal Year Ended February 28, 2005

Item 7 Financial Statements

Report of Independent Registered Public Accounting Firm

1. Please tell us why the auditors report included in your filing does not reference the cumulative data from inception through February 28, 2005 as presented in your financial statements.

Note 6 - Acquisition and Abandonment of Crown Medical Systems,
Inc.
(Delaware)

2. We note that several members of your board of directors have affiliations with Crown Medical Systems and that the 4,396,825 preferred shares of PaperFree issued for Crown Medical Systems were not returned when the acquisition was abandoned and were
ultimately
converted into 39,901,187 PaperFree common shares representing substantially all of PaperFree`s common shares outstanding as of the date of the transaction on September 1, 2004. Given these facts, clarify to us why the acquisition of Crown Medical Systems was not determined to be a reverse acquisition whereby Crown Medical Systems is the accounting acquirer and therefore its financial statements
should be included as those of the registrant.   Your response
should
include the identification of the owners of Crown Medical Systems and how many of the preferred shares of PaperFree each received in the September 1, 2004 transaction. In addition clarify whether the operations of Crown Medical Systems have been included in the registrant`s operating results and if so, specify for what period of time.

3. Explain why you are referring to this acquisition as being abandoned when the shares issued in the transaction were not returned and it appears that the most of the board of directors were replaced by representatives of Crown Medical Systems on September 10, 2004. Also clarify how the company recorded the value of the shares issued in the transaction of $24.7 million in the financial statements. If this amount was recorded as general and administrative expenses, clarify the basis for that classification.

Note 12 - Warrants

4. Identify to us the holders of the warrants and explain why the number of the warrants and the exercise price of the warrants were not adjusted for the reverse split. Clarify whether these consultants were related parties to the registrant. It appears that the value of these warrants was recorded as consulting fees in the financial statements. Please tell us the nature of the consulting services you received in return for the warrants.


Item 8A Controls and Procedures

5. Please revise to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Refer to Item 307 of Regulation SB and
Section 13(a) of the Exchange Act Rules.

Form 10-QSB for the Fiscal Quarter Ended August 31, 2005

Note 2 - Purchase of KMS Computer Services

6. Please explain to us the factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price. Refer to paragraphs
39 and A14 of SFAS 141. Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3498 if you have questions.
      			Sincerely,


      Linda van Doorn
Senior Assistant Chief Accountant






Mr. William L Sklar
Chief Financial Officer
January 30, 2006
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